As confidentially submitted to the U.S. Securities and Exchange Commission on August 15, 2025.
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange
Commission and all information herein remains strictly confidential.
Registration No. 333-[•]
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Waton Financial Limited
(Exact name of Registrant as specified in its charter)

British Virgin Islands	6200	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suites 3605-06, 36th Floor,
Tower 6, The Gateway,
Harbour City, Tsim Sha Tsui,
Kowloon, Hong Kong
Tel: +852 2853 1818
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)
Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(800) 221-0102
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With a Copy to:

Ying Li, Esq. Lisa Forcht, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 212-530-2206	Cavas S. Pavri, Esq. ArentFox Schiff LLP 1717 K Street NW Washington, DC 20006 202-724-6847

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering  ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION DATED [•], 2025

Up to [•] Ordinary Shares

Waton Financial Limited
We are offering in a best-efforts offering up to [•] ordinary shares, no par value per share (“Ordinary Shares”). We are offering the Ordinary Shares at an assumed public offering price of $[•] per share. The public offering price per share is an assumed price only. The actual number of Ordinary Shares sold in the offering and actual public offering price will be determined at the time of pricing and may be at a discount to the current market price of our Ordinary Shares or to the assumed price set forth above. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the actual public offering price. The assumed public offering price is used so that we can provide certain disclosures, which require a calculation based on the public offering price.
Our Ordinary Shares are being sold in this offering to certain purchasers under a securities purchase agreement, dated [•], 2025, between the purchasers and us.
Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “WTF.” On [•], 2025, the closing trading price of our Ordinary Shares, as reported on the Nasdaq Capital Market, was $[•] per Ordinary Share.
Because there is no minimum offering amount required as a condition to closing this offering, we may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell a number of securities sufficient to pursue the business goals outlined in this prospectus. Because there is no minimum offering amount, investors could be in a position where they have invested in our Company, but we are unable to fulfill our objectives due to a lack of interest in this offering. Also, any proceeds from the sale of securities offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan. See “Risk Factors” on page 11 of this prospectus and “Item 3. Key Information — D. Risk Factors” in our annual report on Form 20-F for the fiscal year ended March 31, 2025 (the “2025 Annual Report”) filed with the U.S. Securities and Exchange Commission (“SEC”) on July 24, 2025 for more information. We intend to complete one closing of this offering but may undertake one or more additional closings for the sale of the additional securities to the investors in the initial closing. We expect to hold an initial closing on [•], 2025, but the offering will be terminated by [•], 2025, provided that the closing(s) of the offering for all of the Ordinary shares have not occurred by such date, and may be extended by us. Any extensions or material changes to the terms of the offering will be contained in an amendment to this prospectus.
We are an “emerging growth company” as defined under applicable U.S. federal securities laws and are, therefore, eligible for reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Risk Factors” in this prospectus for more information.
We are a BVI business company, limited by shares, incorporated in the British Virgin Islands. Under the rules of the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission, or the SEC, as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. We are a “foreign private issuer” within the meaning of the Nasdaq listing standards and currently rely on the corporate governance exemptions afforded to a “foreign private issuer” under the Nasdaq listing standards. Please read “Implications of Being a Foreign Private Issuer” beginning on page 6 of this prospectus for more information.
Investors purchasing securities in this offering are purchasing securities of Waton Financial Limited, a British Virgin Islands holding company, rather than the securities of Waton Financial Limited’s subsidiaries that conduct substantive business operations in Hong Kong. Waton Financial Limited is not a Hong Kong operating company, but is rather a holding company incorporated in the British Virgin Islands. Waton Financial Limited has no material operations of its own, and conducts substantive business operations through its subsidiaries based in Hong Kong. Our subsidiaries are controlled by Waton Financial Limited through equity ownership. For a description of our corporate structure, see “Corporate History and Structure” of this prospectus. Investors in this offering may never directly hold any equity interests in Waton Financial Limited’s subsidiaries that conduct substantive business operations in Hong Kong.

As used in this prospectus, references to “we”, “us”, “our”, or the “Company” refer to Waton Financial Limited, the British Virgin Islands business company that will issue securities of this offering and when the financial results of Waton Financial Limited being described, also include its consolidated subsidiaries. References to “WSI” are to Waton Securities International Limited and references to “WTI” are to Waton Technology International Limited; WSI and WTI being Waton Financial Limited’s subsidiaries that primarily conduct substantive business operations in Hong Kong.
Investing in our securities involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 11 of this prospectus and “Item 3. Key Information — D. Risk Factors” in our 2025 Annual Report to read about factors you should consider before buying our securities.
Waton Financial Limited is a British Virgin Islands holding company with no material operations of its own and conducts its operations in Hong Kong primarily through its subsidiaries, including WSI and WTI. Waton Financial Limited holds equity interests in its subsidiaries in Hong Kong, the Cayman Islands and the British Virgin Islands, and does not operate its business through variable interest entities (“VIE”). As of the date of this prospectus, Waton Financial Limited does not have any subsidiaries incorporated in Mainland China. Investors are purchasing the securities of Waton Financial Limited, a British Virgin Islands holding company, and not the securities of its subsidiaries. This corporate structure involves unique risks to investors. As a holding company, Waton Financial Limited may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders. The subsidiaries’ ability to pay dividends to Waton Financial Limited may be restricted by the debt the subsidiaries incur on their own behalf or laws and regulations applicable to them. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Ordinary Shares — We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments may restrict our ability to finance our cash requirements, service debt or make dividend or other distributions to our shareholders” in our 2025 Annual Report.
We and our subsidiaries face various legal and operational risks and uncertainties associated with being based, or having the majority of the operations, in Hong Kong. Our subsidiaries are headquartered in Hong Kong with no operations in Mainland China. However, since a minimal portion of our subsidiaries’ customers are Mainland China nationals, we and our subsidiaries may become subject to certain PRC laws and regulations as they continue to evolve, and we and our subsidiaries face uncertainties as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security, and anti-monopoly concerns, would apply to us and our subsidiaries. PRC laws and regulations are sometimes evolving rapidly, and as a result, to the extent that any PRC laws and regulations become applicable to us and/or our subsidiaries in the future, we and/or our subsidiaries may experience material changes in operations, restrictions in our subsidiaries’ ability to accept foreign investments and/or our ability to list on a U.S. or other foreign exchange, significant depreciation of the value of our securities, a complete hindrance of our ability to offer or continue to offer our securities to investors, or the value of such securities may significantly decline or be worthless. For example, if the recent regulatory actions of the PRC government on data security or other data-related laws and regulations were to apply to us and/or our subsidiaries, we and/or our subsidiaries could become subject to certain cybersecurity and data privacy obligations, including the potential requirement to conduct a cybersecurity review for our public offerings on a foreign stock exchange, and the failure to meet such obligations could result in penalties and other regulatory actions against us and/or our subsidiaries and may materially and adversely affect our subsidiaries’ business and our results of operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the Jurisdiction in which our Subsidiaries Operate — If we and our subsidiaries were to be required to comply with cybersecurity, data privacy, data protection, or any other PRC laws and regulations related thereto and we and our subsidiaries are unable to comply with such PRC laws and regulations, our financial condition, and results of operations may be materially and adversely affected” in our 2025 Annual Report. We believe that we are not currently required to obtain permission from or complete any filing procedures with the PRC government to list on a U.S. securities exchange and consummate this offering; however, there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of Mainland China, or even when or if such permission is obtained or such filing is completed, it will not be subsequently denied or rescinded. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which took effect on March 31, 2023. Based on the opinion of our counsel as to PRC laws, Global Law Office, we are currently not subject to the Trial Measures. However, as the Trial Measures and the supporting guidelines are recently published, there exists uncertainty with respect to the further implementation and interpretation of the principle of “substance over form.” If we later find out that we and/or our subsidiaries were to be required to obtain any permission or approval from or were required to complete any filing procedure with the CSRC, the Cyberspace Administration of China (the “CAC”), or other PRC governmental authorities in connection with this offering under PRC law, we and/or our subsidiaries may be fined or subject to other sanctions, and our subsidiaries’ business and our reputation, financial condition, and results of operations may be materially and adversely affected. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the Jurisdiction in which our Subsidiaries Operate — If we were to be required to obtain any permission or approval from or complete any filing procedures with the CSRC, the CAC, or other PRC governmental authorities in connection with this offering under the PRC laws, we may be fined or subject to other sanctions” in our 2025 Annual Report.
Furthermore, the PRC government may influence the Hong Kong operations of an offshore holding company, such as those of our subsidiaries, at any time. These risks could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our subsidiaries’ business operations, and damage our reputation, which could cause our securities to significantly decline in value or become worthless. For a detailed description of risks relating to the potential impact of PRC laws and regulations on our subsidiaries’ business operations, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the Jurisdiction in which our Subsidiaries Operate — We and our subsidiaries face uncertainties arising from the possible revision regarding the interpretation and implementation of current and any future PRC laws and regulations related to part of our subsidiaries’ business operations” in our 2025 Annual Report.
We also may face risks relating to the lack of Public Company Accounting Oversight Board (the “PCAOB”) inspection on our auditor, which may cause our securities to be delisted from a U.S. stock exchange in the future under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or investigate completely our auditor for two consecutive years. On June 22, 2021, the U.S. Senate passed Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our securities may be prohibited from trading or delisted. The delisting or the cessation of trading of our Ordinary Shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, respectively, and identifies the registered public accounting firms in Mainland China and Hong Kong that are subject to such determinations. The auditor of the Company, UHY LLP, is not among the auditor firms listed on the determination list issued by the PCAOB, which notes all of the auditor firms that the PCAOB is not able to inspect. UHY LLP is an independent registered public accounting firm with the PCAOB headquartered in the United States, having its last inspection report dated in June 2023. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCAA. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Ordinary Shares — Our Ordinary Shares may be delisted or prohibited from being traded over-the-counter under the HFCAA if the PCAOB is unable to inspect or investigate completely the Company’s auditor for two consecutive years” in our 2025 Annual Report.
Since the incorporation of our British Virgin Islands holding company, with the exception of funds received for daily operational purposes from Mr. Zhou Kai, our Chairman of the Board, Director, Chief Technology Officer and a shareholder who owns more than 5% of our issued and outstanding Ordinary Shares as of the date of this prospectus, no cash flows have occurred between our holding company and our subsidiaries, except for the provision of a capital contributions to WSI by the Company in the amount of (i) US$1 million during the fiscal year ended March 31, 2023, (ii) US$5.1 million in November 2024, and (iii) US$18.0 million in April 2025. Currently, we do not intend to have our holding company distribute dividends in the future and we do not have a fixed dividend policy. Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Ordinary Shares and This Offering — Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Ordinary Shares for return on your investment” in our 2025 Annual Report. If needed, cash can be transferred between our holding company and subsidiaries through intercompany fund advances, and there are currently no restrictions of transferring funds between our British Virgin Islands holding company and our subsidiaries in the Cayman Islands and Hong Kong. There are no significant restrictions on foreign exchange or our ability to transfer cash between entities within our group, across borders, or to U.S. investors. However, there is no assurance that any of the above will remain the same. We rely in part on dividends and other distributions on equity paid by our subsidiaries in Hong Kong for our cash and financing requirements, such as the funds necessary to service any debt we may incur. Any such controls or restrictions may adversely affect our ability to finance our cash requirements, service debt or make dividends or other distributions to our shareholders. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Ordinary Shares and This Offering — We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments may restrict our ability to finance our cash requirements, service debt or make dividend or other distributions to our shareholders” in our 2025 Annual Report.
Following the completion of this offering, our largest shareholder, WATON CORPORATION LIMITED, will beneficially own approximately [•]% of the aggregate voting power of our outstanding Ordinary Shares. As such, we will be deemed a “controlled company” within the meaning of the Nasdaq listing standards. We currently do not intend to rely on the corporate governance exemptions afforded to a “controlled company” under the Nasdaq listing standards. However, we may avail ourselves of such exemptions in the future. See “Prospectus Summary – Controlled Company” and “Management.”

	Per Share	Total (assuming maximum offering)
Public offering price(1)	$	$
Placement agent commissions(2)	$	$
Proceeds, before expenses, to us(3)	$	$

(1)	The public offering price is $[•] per Ordinary Share.
(2)
We have agreed to pay FT Global Capital, Inc. (the “placement agent”) commissions of 7.0% of the aggregate gross proceeds raised in this offering. We have also agreed to reimburse the placement agent for certain expenses. For a description of compensation payable to the placement agent. See “Plan of Distribution.”

(3)	We estimate the total expenses of this offering payable by us, excluding the placement agent’s fees, will be approximately $[•].
We have engaged FT Global Capital, Inc. as our exclusive placement agent to use its reasonable best efforts to solicit offers to purchase our securities in this offering. The placement agent has no obligation to purchase and are not purchasing or selling the securities offered by us, and is not required to arrange for the purchase or sale of any specific number or dollar amount of our securities, but will use its reasonable best efforts to solicit offers to purchase the securities offered by this prospectus. Because there is no minimum offering amount required as a condition to closing in this offering the actual offering amount, the placement agent’s fee, and proceeds to us, if any, is not presently determinable and may be substantially less than the total maximum offering amounts set forth above and throughout this prospectus. We have agreed to pay the placement agent the fee set forth in the table above and to provide reimbursement of certain expenses and certain other compensation to the placement agent. See “Plan of Distribution” of this prospectus for more information regarding these arrangements.
Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated [•], 2025

i

About this Prospectus
Neither we nor the placement agent have authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference into this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell the Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for the Ordinary Shares is made to the public in the British Virgin Islands. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.
Neither we nor the placement agent have taken any action to permit this offering of securities outside the United States or to permit the possession or distribution of this prospectus or any filed free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of securities and the distribution of this prospectus or any filed free-writing prospectus outside the United States.

Conventions that Apply to This Prospectus
Unless otherwise indicated or the context requires otherwise, references in this prospectus to:
•	“APP” are to a mobile application;
•
“Broker Cloud solutions” are to a combination of software licensing and related support services (as defined below), securities brokerage services, margin financing services (as defined below) and other related services provided to securities brokers, where securities brokers are provided with a perpetual on-premise licensed trading platform APP with related support services, and the front-, middle- and back-office operation functions and securities trading function where such securities trading orders can be cleared and settled through WSI;

•	“BVI Companies Act” are to BVI Business Companies Act, 2004 as amended from time to time;
•	“China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau, and Taiwan, for the purposes of this prospectus only;
•
“Company”, “we”, “us”, or “our” are to Waton Financial Limited, a BVI business company incorporated under the laws of the British Virgin Islands, and when describing the financial results of Waton Financial Limited, also includes its consolidated subsidiaries, unless the context otherwise indicates;

•	“fintech” are to financial technology;
•	“Group” are to the Company and our subsidiaries, collectively;
•	“HK$” and “Hong Kong dollars” are to the legal currency of Hong Kong;
•	“HKSFC” are to the Securities and Future Commission of Hong Kong;
•	“HKSFO” are to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
•	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this prospectus only;
•
“mainland China” or “Mainland China” are to the mainland of the People’s Republic of China, excluding Taiwan, the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only; the term “Mainland Chinese” has a correlative meaning for the purpose of this prospectus;

•
“margin financing services” are to the margin loans provided by WSI to its customers for their purchase of securities on the secondary market or for their subscription to shares offered under initial public offerings;

•	“Memorandum and Articles of Association” are to the amended and restated memorandum and articles of association which are currently effective, as may be further amended from time to time;
•	“our subsidiaries” are to the Company’s subsidiaries, the financial statements of which are consolidated in the financial statements of the Company;
•	“PRC government”, “PRC governmental authority” or “PRC governmental authorities” are to the government and governmental authorities of mainland China, for the purposes of this prospectus only;
•	“PRC laws” or “PRC laws and regulations” are to the laws and regulations of mainland China, for the purposes of this prospectus only;
•	“RMB” and “Renminbi” are to the legal currency of China;
•	“shares”, “Shares” or “Ordinary Shares” are to the ordinary shares of Waton Financial Limited, with no par value per share;
•
“software licensing and related support services” are to a range of fintech services, including, but not limited to, the licensing of a trading platform APP with securities trading, clearing and settlement functions and the front-, middle- and back-office operation functions, optional cloud-based maintenance and support services, unspecified updates and enhancements, and related support services provided by WSI or WTI to securities brokers and securities-related financial institutions;

•	“US$”, “$”, “U.S. dollars” and “USD” are to the legal currency of the United States;

•	“WSI” are to our wholly-owned subsidiary, Waton Securities International Limited
(), a limited liability company incorporated in Hong Kong on April 28, 1989, formerly known as WATON SECURITIES (INTERNATIONAL) LIMITED () from November 17, 2022 to November 30, 2022, HUATONG SECURITIES INT'L LIMITED
() from August 9, 2022 to November 16, 2022, INFAST BROKERAGE LIMITED (
) from June 20, 1990 to August 8, 2022, and JONESHORN LIMITED () from April 28, 1989 to June 19, 1990; and
•	“WTI” are to our wholly-owned subsidiary, Waton Technology International Limited
(), a limited liability company incorporated in Hong Kong on February 24, 2023.
We conduct business in Hong Kong through our subsidiaries, including WSI and WTI, primarily using Hong Kong dollars, the currency of Hong Kong. Our consolidated financial statements are presented in U.S. dollars. In this prospectus, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in U.S. dollars. These dollar references are based on the exchange rate of Hong Kong dollars to U.S. dollars, determined as of a specific date or for a specific period. Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in U.S. dollars) and the value of our assets, including accounts receivable (expressed in U.S. dollars).

PROSPECTUS SUMMARY
Investors are cautioned that you are buying shares of a British Virgin Islands holding company without operations of its own.
The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements incorporated by reference in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our securities, discussed under “Risk Factors” and “Item 3. Key Information — D. Risk Factors” in our 2025 Annual Report before deciding whether to invest in our securities. The reader should not put undue reliance on any forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.
Overview
We are a holding company incorporated in the British Virgin Islands. We are a provider of securities brokerage and financial technology services primarily through our Hong Kong subsidiaries, Waton Securities International Limited, or WSI, and Waton Technology International Limited, or WTI.
WSI is principally engaged in the provision of (i) securities brokerage services for securities listed on the Hong Kong Stock Exchange, including shares under the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect, the New York Stock Exchange (NYSE) and the Nasdaq Stock Market, margin financing services and other ancillary services through WSI’s electronic trading platform to its corporate and individual brokerage customers and bond distribution services; and (ii) software licensing (including subscription based) and related support services including the licensing of trading platform APP, upgrades and enhancements, maintenance and other related services to financial institutions. Since September 2023, WTI has provided software licensing (including subscription based) and related support services in order to focus on the expertise of operations and service areas. WSI has developed and provided Broker Cloud solutions to securities brokers with the combination of software licensing (including subscription based) and related support services, securities brokerage services, margin financing services and other related services, where securities broker customers are provided with a perpetual on-premise licensed trading platform APP and optional related support services, with the front-, middle- and back-office operation functions and securities trading function where securities trading orders can be cleared and settled through WSI.
Founded in 1989, WSI is an established integrated securities broker in the Hong Kong financial services industry. WSI is licensed to conduct Type 1 (dealing in securities), Type 4 (advising on securities), Type 5 (advising on futures contracts) and Type 9 (asset management) regulated activities under HKSFO in Hong Kong. WSI is a Hong Kong Stock Exchange participant and holds one Hong Kong Stock Exchange trading right. WSI provides securities brokerage services through WSI’s integrated electronic trading platform, which is easy to access, use, and deposit to WSI’s customers. The trading platform can be accessed through WSI’s APP, which provides WSI’s customers with a seamless and secured trading experience. WSI offers its customers comprehensive brokerage and value-added services, including trade order placement and execution, account management, and customer support. WSI further provides its customers with market data, news and research, so as to help them make well-informed investment decisions. WSI has accumulated a corporate and individual customer base across the globe, including a securities brokerage company in New Zealand known as Wealth Guardian Investment Limited (“WGI”), which is a related party of the Company. We derived a substantial portion of revenues from WGI, which accounted for 64.2%, 39.5% and 81.5 % of our total revenues in the fiscal years ended March 31, 2025, 2024, and 2023, respectively. See “Related Party Transactions” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — We derived a substantial portion of revenue from WGI, a single related party customer, and any adverse changes to our relationship with WGI could materially and adversely affect our financial results” in our 2025 Annual Report. By capitalizing on its customer base, WSI commenced to provide bond distribution services by acting as a manager, a placement agent or a non-syndicate capital market intermediary, to procure subscribers to subscribe and pay for bonds in principal amounts during the fiscal year ended March 31, 2024. As of March 31, 2025, WSI had more than 6,700 securities brokerage customers who opened trading accounts with WSI, 69 of which are corporate customers who opened corporate accounts and three of which are introducing broker customers who opened omnibus accounts. The remaining portion of the securities brokerage customers are individual customers who opened individual accounts and typically trade through WSI’s trading platform APP. As of the same date, WSI had approximately 1,000 active customers, who were registered customers with assets in their trading accounts. We generate brokerage and commission income from WSI’s securities brokerage, bond distribution and other ancillary services and interest income from WSI’s margin financing services, and our brokerage and commission income and interest income which amounted to approximately US$5.5 million, US$9.4 million, and US$2.3 million, and accounted for approximately 74.4%, 93.4% and 39.9% of our total revenues for the fiscal years ended March 31, 2025, 2024, and 2023, respectively.
Leveraging on WSI’s accumulated industry knowledge on the needs of small and medium-sized securities brokers and operational experience in online brokerage over the years, WSI started to develop the provision of fintech solutions in trading platform APP software licensing (including subscription based) and related support services targeting the securities brokers and securities-related financial institutions in April 2021. WSI provides one-stop, integrated and customized software solutions to develop trading platform APP that cover the front-, middle- and back-office operations of securities brokerage business such as electronic trade order placing, customer relationship management and operational data management, in addition to the business-to-business securities order clearing and settlement services provided by WSI in the Broker Cloud solutions, which enables the securities broker customers to digitalize and streamline their business operations, and interact with the financial market more efficiently. As of March 31, 2025, WSI and WTI provided software licensing (including subscription based) and related support services to a total of 3 securities brokers and securities-related financial institutions, including WGI, which is a related party of the Company. See “Related Party Transactions” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — We derived a substantial portion of revenue from WGI, a single related party customer, and any adverse changes to our relationship with WGI could materially and adversely affect our financial results” in our 2025 Annual Report. We generate software licensing and related support service income from WSI’s and WTI’s software licensing (including subscription based) and related support services, which amounted to approximately US$1.8 million, US$1.4 million, and US$3.5 million, and accounted for approximately 24.2%, 13.7% and 60.1% of our total revenues for the fiscal years ended March 31, 2025, 2024, and 2023, respectively. WSI and WTI have outsourced the software licensing (including subscription based) and related support services to Shenzhen Jinhui Technology Co., Ltd., a related party of the Company. See “Related Party Transactions” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — WSI and WTI are dependent on a single related party supplier, Shenzhen Jinhui Technology Co., Ltd., an information technology company and a related party controlled by Mr. Zhou Kai, our Chairman of the Board, Director, Chief Technology Officer and shareholder, for providing software development and related support services” in our 2025 Annual Report.
Our revenues decreased by approximately 25.9% from approximately US$10.1 million for the fiscal year ended March 31, 2024 to approximately US$7.5 million for the fiscal year ended March 31, 2025. Our revenues grew by approximately 75.2% from approximately US$5.7 million for the fiscal year ended March 31, 2023 to approximately US$10.1 million for the fiscal year ended March 31, 2024. Approximately 64.2%, 39.5% and 81.5% of the total revenues for the fiscal years ended March 31, 2025, 2024, and 2023, respectively, were derived from WGI, a related party of the Company. Our net loss was approximately US$12.0 million for the fiscal year ended March 31, 2025, compared to net income of approximately US$2.5 million and US$3.1 million for the fiscal year ended March 31, 2024 and 2023, respectively. Our adjusted net loss, which excludes share-based compensation expenses and its related income tax effects, was approximately US$3.2 million for the fiscal year ended March 31, 2025, compared to the adjusted net income of approximately US$2.5 million and US$3.4 million for the fiscal year ended March 31, 2024 and 2023, respectively.
Our Competitive Strengths
We believe the following competitive strengths have contributed, and will contribute, to our growth:
•
Major fintech service provider of integrated, accessible, expedited and cost-effective software licensing and related support services, which are adaptive to the specific demands of small and medium-sized securities brokers.

•	Our fintech services benefit securities broker customers with the integrated upstream industry supply chain and the growth potential of downstream end user markets.
•	Our business lines of services along the securities brokerage industry value chain generate a diversified revenue mix and build customer loyalty.
•	Visionary and Experienced Management Team.

Our Growth Strategies
Our business model, competitive strengths and licensing qualifications provide us multiple avenues of growth. We are committed to the digital transformation of financial services in the securities brokerage industry through the following key strategies:
•	Continue to expand our customer base in the financial services industry through software licensing services.
•	Enhance our existing services, develop our asset management business and expand our service offerings.
•	Focus on product and technology innovation and further strengthen our securities brokerage services and software licensing services.
•	Pursue investment, acquisition and strategic opportunities.
•	Continue to attract and retain top talents.
Our Corporate Structure
The Company was incorporated under the laws of the British Virgin Islands with limited liability. The Company holds equity interests in its subsidiaries in Hong Kong, the Cayman Islands and the British Virgin Islands, and does not operate its business through variable interest entities (“VIE”). As of the date of this prospectus, Waton Financial Limited does not have any subsidiaries incorporated in Mainland China. Investors are purchasing the securities of the Company, a British Virgin Islands holding company, and not in its subsidiaries. This corporate structure involves unique risks to investors. As a holding company, the Company may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders. The subsidiaries’ ability to pay dividends to the Company may be restricted by the debt the subsidiaries incur on their own or laws and regulations applicable to them. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Ordinary Shares— We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments may restrict our ability to finance our cash requirements, service debt or make dividends or other distributions to our shareholders” in our 2025 Annual Report.
The Company owns 100% of the issued shares of Waton Securities International Limited (“WSI”), a limited liability company incorporated in Hong Kong on April 28, 1989, 100% of the issued shares of Waton Technology International Limited (“WTI”), a limited liability company incorporated in Hong Kong on February 24, 2023, 100% of the issued shares of Waton Sponsor Limited (“WSL”), a BVI business company incorporated in the British Virgin Islands on September 7, 2023, and 100% of the issued shares of Descart Limited (“Descart”), a stock corporation incorporated in the State of Delaware on February 23, 2024.
WSI owns 100% of the issued shares of Infast Asset Management Co., Limited (“IAM”), a limited liability company incorporated in Hong Kong on October 30, 2012, and 100% of the issued management shares of Waton Investment Global SPC (“WIG SPC”), an exempted segregated portfolio company incorporated in Cayman Islands on May 12, 2022.
Waton Sponsor Limited owns 100% of the issued shares of Love & Health Limited (“L&H”), an exempted company incorporated in the Cayman Islands on October 3, 2023.
Furthermore, WSL, IAM, Descart, WIG SPC, and L&H are incorporated for the purpose of expanding our service offerings and in alignment with our long-term development plan. As of the date of this prospectus, the following subsidiaries have commenced their activities: (i) WSI, through WIG SPC, has set up five segregated portfolios under WIG SPC to develop WSI’s asset management business, among which, two segregated portfolios have been launched; and (ii) WSL has engaged in the formation and sponsorship of L&H, being a special purpose acquisition company (“SPAC”), as well as the proposed initial public offering of the securities of L&H. As of the date of this prospectus, IAM, Descart and L&H have minimal operations.
In order to explore business opportunities and expand the business of the Group, in February 2024, WSI, through equity method investment at the cost of RMB5,500,000 (equivalent to approximately US$770,000), acquired a 55% interest in LeFeng Hainan Private Equity Fund Management Limited (“LeFeng”), a limited liability company established in the PRC, which company is not our subsidiary, as WSI does not have the requisite voting power of two thirds or more to control such company pursuant to LeFeng’s articles of association and cannot remove the existing sole director appointed by the other shareholder holding a 45% equity interest without cause. According to

LeFeng’s articles of association, which regulate the management and operation of LeFeng, the intended business scope of LeFeng includes private equity investment fund management and venture capital fund management services (subject to the completion of registration filing with the relevant PRC regulatory authorities). In view of the prolonged timeframe and uncertainty for LeFeng to complete the requisite regulatory filing and commence its intended business, on October 10, 2024, WSI and the sole director of LeFeng (the “Purchaser”) entered into a share transfer agreement, pursuant to which WSI agreed to sell and the Purchaser agreed to purchase the 55% equity interest in LeFeng for a consideration of HK$7,000,000 (equivalent to approximately US$900,000) (the “Divestment”). The Divestment will be completed upon the payment of the consideration. As of the date of this prospectus, the payment of the consideration has not been completed and is anticipated to occur by the end of 2025. The Divestment presents an opportunity for WSI to realize its investment and focus its resources on its current business.
In February 2025, WSI, through equity method investment at the cost of US$20,000, acquired a 40% interest in MW Technology Development Limited (“MW Technology”), a BVI business company, which is a joint venture established with MOG Digitech Holdings Limited (“MOG Digitech”) to collaboratively develop a trading desk for digital currency financial securities. MOG Digitech is an investment holding company whose shares are listed on the Main Board of the Hong Kong Stock Exchange (with stock code: 1942). MOG Digitech and its subsidiaries are principally engaged in digital payment solutions-related business, sales of optical products, and franchise and license management. As of the date of this prospectus, MW Technology does not have any material operation.
The following chart illustrates our corporate structure, including our subsidiaries, as of the date of this prospectus, without considering the effect of this offering. The percentages shown on the following chart represent percentages of equity ownership:

Zhou Kai
100%
WTF Holding Group Limited (BVI)
100%
100%
TRIUMPH TEAM ASSETS LIMITED (BVI)
WATON ESOP HOLDING LTD (BVI)
Other shareholders (<5%)
47.7%
9.4%
42.9%
WATON ESOP PLAN LTD (BVI)
James Beeland Rogers Jr.
WATON CORPORATION LIMITED (Cayman, 2020)
Dynamic Creations Limited
Cede & Co
1.43%
0.46%
84.95%
2.73%
10.43%
Waton Financial Limited (BVI, 2010)
100%
100%
100%
100%
Waton Technology International Limited (HK, 2023)
Waton Securities International Limited (HK, 1989)
Waton Sponsor Limited (BVI, 2023)
Descart Limited (Delaware, 2024)
100%
100%
100%
Infast Asset management Co., Limited (HK, 2012)
Waton Investment Global SPC (Cayman, 2022)
Love & Health Limited (Cayman, 2023)

Our Securities
On April 1, 2025, our Ordinary Shares commenced trading on the Nasdaq Capital Market under the symbol “WTF.” On April 2, 2025, we closed our initial public offering (“IPO”) of 4,375,000 Ordinary Shares at a public offering price of $4.00 per share. Gross proceeds of our IPO totaled approximately US$17.45 million, before deducting underwriting discounts and other related expenses. Simultaneously with the closing of the IPO, the Company also issued and sold an additional 656,250 Ordinary Shares, pursuant to the full exercise of the over-allotment option granted to the underwriters in connection with the IPO, at the public offering price of US$4.00 per share. As a result, the Company raised additional gross proceeds of US$2.63 million, before deducting underwriting discounts and offering expenses.

Unless the context requires otherwise, all references to the number of Ordinary Shares to be outstanding after this offering are based on [•] Ordinary Shares issued and outstanding, excluding the number of Ordinary Shares issuable upon vesting of our outstanding restricted share units as of the date of this prospectus.
Transfers of Cash to and from Our Subsidiaries
Waton Financial Limited is a holding company with no operations of its own. It conducts its operations in Hong Kong through its subsidiaries. As a holding company, Waton Financial Limited may rely on dividends or payments to be paid by its subsidiaries to fund its cash and financing requirements, including for the provision of funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, and to service any debt we may incur and to pay our operating expenses. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.
Waton Financial Limited is permitted under the laws of BVI to provide funding to its subsidiaries through loans or capital contributions without restrictions on the amount of the funds, subject to complying with applicable laws (including with respect to economic substance). Our subsidiaries are also permitted under the laws of Hong Kong to provide funding to Waton Financial Limited, through dividend distributions or payments, without restrictions on the amount of the funds.
There are no restrictions or limitations on our ability to distribute earnings by dividends from our subsidiaries, and our shareholders and U.S. investors, provided that the entity remains solvent after such distribution. Subject to the BVI Companies Act and our memorandum and articles of association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend payment, the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Other than the above, we did not adopt or maintain any cash management policies and procedures as of the date of this prospectus. There is no further BVI or Hong Kong statutory restriction on the amount of funds which may be distributed by us by dividend payments.
Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations Related to our Business Operation in Hong Kong — Regulations related to Hong Kong taxation” in our 2025 Annual Report.
As of the date of this prospectus, there are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK$ into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S. investors. The PRC laws and regulations do not currently have any material impact on transfer of cash from Waton Financial Limited to our subsidiaries nor from our subsidiaries to Waton Financial Limited, our shareholders or U.S. investors. However, there is no assurance that any of the above will remain the same. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our securities or cause them to be worthless. Currently, all of our operations are in Hong Kong through our subsidiaries. We do not have or intend to set up any subsidiaries or enter into any contractual arrangements to establish a variable interest entity, or VIE, structure with any entity in Mainland China. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, or the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. The PRC laws and regulations do not currently have any material impact on transfer of cash from Waton Financial Limited to our subsidiaries or from our subsidiaries to Waton Financial Limited and the investors in the U.S. However, there is no assurance that any of the above will remain the same. If any of the above changes in the future, the ability of our subsidiaries to make payments may be restricted and our ability to finance our cash requirements, service debt or make dividend or other distributions to our shareholders may be adversely affected. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or the way we or our subsidiaries conduct business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our and our subsidiaries’ business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our securities, potentially rendering them worthless.
We have never declared or paid any cash dividends on our Ordinary Shares. We do not have any present plan to pay any cash dividends on our Ordinary Shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. As of the date of this prospectus, we do not presently plan to pay any dividends out of our retained earnings. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Ordinary Shares — We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments may restrict our ability to finance our cash requirements, service debt or make dividend or other distributions to our shareholders” in our 2025 Annual Report.
Implications of Being an Emerging Growth Company
We had less than $1.235 billion in annual gross revenue during our last fiscal year. As a result, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and may take advantage of reduced public reporting requirements. These provisions include, but are not limited to:
•	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;
•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;
•	reduced disclosure regarding executive compensation in periodic reports, proxy statements and registration statements; and
•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of the Ordinary Shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” if our annual gross revenues exceed $1.235 billion or if we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.
Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards.
Implications of Being a Foreign Private Issuer
We report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a non-U.S. company with “foreign private issuer” status. Even after we no longer qualify as an emerging growth company, so long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act and the rules thereunder that are applicable to U.S. domestic public companies, including:
•	the rules under the Exchange Act that require U.S. domestic public companies to issue financial statements prepared under U.S. GAAP;
•	sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of any securities registered under the Exchange Act;
•
sections of the Exchange Act that require insiders to file public reports of their share ownership and trading activities and that impose liability on insiders who profit from trades made in a short period of time; and

•
the rules under the Exchange Act that require the filing with the SEC of quarterly reports on Form 10-Q, containing unaudited financial and other specified information, and current reports on Form 8-K, upon the occurrence of specified significant events.

We are required to file with the SEC, within four months after the end of each fiscal year (or such other reports required by the SEC), an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.
We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.
Both foreign private issuers and emerging growth companies are also exempt from certain of the more extensive SEC executive compensation disclosure rules. Therefore, if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from such rules and will continue to be permitted to follow our home country practice as to the disclosure of such matters.
In addition, Our Company is considered a “foreign private issuer” under Nasdaq listing rules. Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as our Company, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the British Virgin Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We follow British Virgin Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the following:
•	the majority independent director requirement under Section 5605(b)(1) of the Nasdaq listing rules;
•	the requirement under Section 5605(b)(2) of Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present; and
•	[•].
British Virgin Islands law does not impose a requirement that our board of directors consist of a majority of independent directors or that such independent directors meet regularly without other members present.
The Company intends to avail itself of these exemptions. Therefore, for as long as the Company remains a “foreign private issuer,” the Company will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. See “Item 16G. Corporate Governance” in our 2025 Annual Report.
Controlled Company
Upon completion of this offering, our largest shareholder, WATON CORPORATION LIMITED, will beneficially own approximately [•]% of the aggregate voting power of our outstanding Ordinary Shares. As a result, we will be deemed to be a “controlled company” for the purpose of the Nasdaq listing rules. Our largest shareholder has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including the requirements that:
•	a majority of our board of directors consist of independent directors;
•	our director nominees be selected or recommended solely by independent directors; and
•
we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

We currently do not intend to rely on the corporate governance exemptions afforded to a “controlled company” under the Nasdaq listing standards. However, we may elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. See “Management.”

Corporate Information
Our principal executive offices are located at Suites 3605-06, 36th Floor, Tower 6, The Gateway, Harbour City, Tsim Sha Tsui, Kowloon, Hong Kong. The telephone number at our principal executive office is 852 28531818. Our registered office is currently located at Rodus Building, P.O. Box 3093, Road Town, Tortola, British Virgin Islands.
Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168.
Our website addresses are http://www.waton.com/, https://wtf.us and https://wtf.ai. The information contained on our website is not a part of this prospectus, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in our securities.

THE OFFERING
Securities offered by us
Up to [•] Ordinary Shares
Assumed public offering price
The Ordinary Shares are offered at an assumed public offering price of $[•] per share
Best-efforts offering
We are offering the securities on a best-efforts basis. We have engaged FT Global Capital, Inc. as our exclusive placement agent to use its reasonable best efforts to solicit offers to purchase the securities in this offering. The placement agent has no obligation to buy any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of the securities.
No minimum offering amount is required as a condition to closing this offering. We intend to complete one closing of this offering, but may undertake one or more additional closings for the sale of the additional securities. We expect to hold an initial closing of the offering on [•], 2025, but the offering will be terminated by [•], 2025, provided that closing of the offering for all of the securities have not occurred by such date, and may be extended by us.
We will deliver the securities being issued to the investors electronically, upon closing and receipt of investor funds for the purchase of the securities offered pursuant to this prospectus, if any.
Ordinary Shares Outstanding Immediately Before This Offering
[48,237,472] Ordinary Shares
Ordinary Shares Outstanding Immediately After This Offering(1)
[•] Ordinary Shares assuming the sales of all the Ordinary Shares we are offering at an assumed public offering price of $[•] per share
Use of Proceeds
We estimate that we will receive net proceeds of approximately $[•] from this offering, assuming the sales of all of the securities we are offering, after deducting estimated placement agent’s commissions and estimated offering expenses payable by us.
We intend to use approximately 30% of the net proceeds from this offering for research and development, approximately 30% for expansion of the existing securities brokerage and asset management businesses, approximately 20% for sales and promotion activities, and approximately 20% for working capital and other general corporate purposes. See “Use of Proceeds.”
Risk Factors
Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 11, and in the other documents incorporated by reference into this prospectus.
Listing
Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “WTF.”
Transfer Agent
Transhare Corporation

Payment and Settlement
We expect that the delivery of the Ordinary Shares for the initial closing against payment therefor will occur on or about [•], 2025.
(1)
The total number of Ordinary Shares that will be outstanding immediately after this offering (assuming the sale of all the Ordinary Shares being offered in this offering) is based upon [48,237,472] Ordinary Shares issued and outstanding, excluding the number of Ordinary Shares issuable upon vesting of our outstanding restricted share units as of the date of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
The following table summarizes our consolidated financial data for the periods indicated. We have derived the following summary of our consolidated balance sheets data as of March 31, 2025, 2024 and 2023, and our consolidated statements of operations data for the fiscal years ended March 31, 2025, 2024 and 2023, from our audited consolidated financial statements incorporated by reference in this prospectus. Our historical financial data presented below is not necessarily indicative of our financial results in future periods. You should read the summary consolidated financial and other data in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes incorporated by reference in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	As of March 31,
	2025	2024	2023
Summary Consolidated Balance Sheets Data	US$	US$	US$
Total assets	30,723,975	32,684,427	40,771,313
Cash and cash equivalents	7,717,087	4,948,090	19,092,552
Cash segregated under regulatory requirements	6,183,232	5,704,096	9,766,690
Receivables and contract assets	10,095,071	14,612,023	10,775,442
Investment, cost	2,878,575	3,472,016	—
Total liabilities	17,956,232	21,942,374	26,611,364
Payables	14,915,859	17,603,315	20,159,101
Total shareholders’ equity	12,767,743	10,742,053	14,159,949

	For the fiscal years ended March 31,
Summary Consolidated Statement of Operations Data	2025	2024	2023
	US$	US$	US$
Total revenues	7,447,944	10,055,809	5,738,774
Net (loss) / income	(11,967,505)	2,496,554	3,080,705
Net (loss) / income per ordinary share
Basic and diluted	$(0.29)	$0.04	$0.09
Weighted average ordinary shares outstanding
Basic and diluted	41,793,690	62,816,064	34,733,424

RISK FACTORS
An investment in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should carefully consider the risk factors set forth in our 2025 Annual Report on file with the SEC, which is incorporated by reference into this prospectus, as well as the following risk factors, which augment the risk factors set forth in our 2025 Annual Report. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our operating results and financial condition and could result in a complete loss of your investment.
Risks Relating to This Offering
This is a best-efforts offering, no minimum number or dollar amount of securities is required to be sold, and we may not raise the amount of capital we believe is required for our business plans.
The placement agent has agreed to use its reasonable best efforts to solicit offers to purchase the securities in this offering. The placement agent has no obligation to buy any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of the securities. There is no required minimum number of securities that must be sold as a condition to completion of this offering. Because there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, placement agent’s fees, and proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth above. We may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell a number of securities sufficient to fund our business plan. Thus, we may not raise the amount of capital we believe is required for our operations in the short term and may need to raise additional funds, which may not be available or available on terms acceptable to us.
The trading price of our Ordinary Shares has been and is likely to continue to be highly volatile, and purchasers of our Ordinary Shares could incur substantial losses.
Our share price has been and will likely continue to be volatile for the foreseeable future. The stock market in general and the market for companies similarly situated like us in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their Ordinary Shares at or above the price they paid.
The sale or availability for sale of substantial amounts of our Ordinary Shares could adversely affect their market price.
Sales of substantial amounts of our Ordinary Shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares and materially impair our ability to raise capital through equity offerings in the future. The Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act , and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements, if any. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Ordinary Shares. See “Plan of Distribution” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.
You will experience immediate and substantial dilution in the net tangible book value per share of the Ordinary Shares you purchase.
Because the public offering price per Ordinary Share being offered is substantially higher than the net tangible book value per share of our Ordinary Shares, you will suffer immediate and substantial dilution in the net tangible book value of the Ordinary Shares you purchase in the offering. Assuming a public offering price of $[•], you will experience an immediate dilution of approximately $[•] per Ordinary Share, with respect to the net tangible book value of our Ordinary Shares as of March 31, 2025. See “Dilution.”
We may use the proceeds of this offering in ways with which you may not agree.
Our management will have considerable discretion in deciding how to apply the proceeds of this offering. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase the price of our Ordinary Shares, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.
[•]

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that reflect our current expectations and forecasts or views of future events, all of which are subject to risks and uncertainties. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:
•	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;
•	our ability to execute our growth and expansion strategies, including our ability to meet our goals;
•	current and future economic and political conditions;
•	our expectations regarding demand for and market acceptance of our services;
•	our expectations regarding our customer base;
•	competition in our industries;
•	relevant government policies and regulations relating to our industries;
•	our capital requirements and our ability to raise any additional financing which we may require;
•
our ability to protect our intellectual property rights and secure the right to use other intellectual property that we deem to be essential or desirable to the conduct of our business through our subsidiaries;

•	our ability to hire and retain qualified management personnel and key employees in order to develop the business of our subsidiaries;
•	overall industry and market performance;
•	other assumptions described in this prospectus underlying or relating to any forward-looking statements.
We describe material risks, uncertainties and assumptions that could affect the business of our subsidiaries, and our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.
Industry Data and Forecasts
This prospectus may contain certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The global business-to-business financial technology in the securities brokerage market and related industries may not grow at the rate projected by market data, or at all. Failure of our industries to grow at the projected rate may have a material and adverse effect on the business of our subsidiaries and the market price of our Ordinary Shares. In addition, the new and rapidly changing nature of the securities brokerage services and financial technology services industries results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industries. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

ENFORCEABILITY OF CIVIL LIABILITIES
We are incorporated under the laws of the British Virgin Islands (“BVI”) as a BVI business company with limited liability. We are incorporated in the BVI because of certain benefits associated with being a BVI company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the BVI has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, BVI companies may not have standing to sue before the federal courts of the United States.
Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are residents of Hong Kong or Mainland China and a majority of their assets are located outside the United States. As a result, it may be difficult for shareholders to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.
We have appointed Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.
British Virgin Islands
Enforceability
Carey Olsen Singapore LLP, our legal counsel to the laws of the BVI, has advised us that there is uncertainty as to whether the courts of the BVI would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the BVI against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.
We have been advised by Carey Olsen Singapore LLP that the United States and the BVI do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the BVI. We have also been advised by Carey Olsen Singapore LLP that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the BVI under the common law doctrine of obligation.
Anti-money laundering
In order to comply with legislation or regulations aimed at the prevention of money laundering, the Company is required to adopt and maintain anti-money laundering procedures, and may require members to provide evidence to verify their identity. Where permitted, and subject to certain conditions, the Company also may delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.
Hong Kong
We have been advised by Han Kun Law Offices LLP, our Hong Kong legal advisers, that there is uncertainty as to whether the judgment of United States courts will be directly enforced in Hong Kong, as the United States and Hong Kong do not have a treaty or other arrangements providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters. However, a foreign judgment may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court since the judgment may be regarded as creating a debt between the parties to it, provided that the foreign judgment, among other things, is a final judgment conclusive upon the merits of the claim and is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

USE OF PROCEEDS
We estimate that we will receive net proceeds from this offering of approximately $[•], assuming the sales of all of the securities we are offering, after deducting the placement agent’s commissions, the non-accountable expense allowance, and estimated offering expenses payable by us. However, because this is a best-efforts offering and there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, placement agent fees, and net proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth on the cover page of this prospectus. We estimate that our net proceeds from the sale of 75% or 50% of the securities offered in this offering would be approximately $[•] million and $[•] million, respectively, after deducting the placement agent’s commissions, the non-accountable expense allowance, and estimated offering expenses payable by us.
We plan to use the net proceeds of this offering as follows:
•
approximately 30% for research and development activities to improve the functionalities of our online trading platform and other applications to be provided by the Company, under the Company’s global AI strategy; for further information on our global AI strategy, please see “Item 4. Information on the Company—B. Business Overview” in our 2025 Annual Report;

•	approximately 30% for expansion of the existing securities brokerage and asset management businesses;
•	approximately 20% for sales and promotion activities, such as digital marketing campaigns, to promote the Company’s global AI strategy; and
•	approximately 20% for working capital and other general corporate purposes.
The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits, debt instruments or our margin loan business.
Because there is no minimum offering amount required as a condition to closing this offering, we may sell fewer than all or any of the securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell a number of securities sufficient to pursue the business goals outlined in this prospectus.

DIVIDEND POLICY
Subject to the BVI Companies Act and our memorandum and articles of association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further British Virgin Islands statutory restriction on the amount of funds which may be distributed by us by dividend. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.
We have never declared or paid any cash dividends on our Ordinary Shares. We do not have any present plan to pay any cash dividends on our Ordinary Shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to support operations and to finance the growth and development of our subsidiaries’ business.
We are a holding company incorporated in the British Virgin Islands. We may rely on dividends from our subsidiaries in Hong Kong and the Cayman Islands for our cash requirements, including any payment of dividends to our shareholders. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Item 10. Additional Information — E. Taxation — Hong Kong Enterprise Taxation.” Under Cayman Islands law, dividends may be paid only out of profits or share premium. See “Item 10. Additional Information — E. Taxation — Cayman Islands Taxation.” Any dividends to be paid by us are not subject to taxation in the British Virgin Islands under current laws and regulations. See “Item 10. Additional Information — E. Taxation — British Virgin Islands Taxation.” Cash dividends on our Ordinary Shares, if any, will be paid in U.S. dollars.

CAPITALIZATION
The following table sets forth our capitalization as of March 31, 2025:
•	on an actual basis; and
•
on a pro forma as adjusted basis to give effect to (i) the issuance and sale of [•] Ordinary Shares offered hereby, based on an assumed offering price of $[•] per share, assuming the sale of all of the Ordinary Shares we are offering, and (ii) the application of the net proceeds after deducting placement agent commissions, the non-accountable expense allowance, and estimated offering expenses payable by us.

You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Actual	Pro Forma As Adjusted
	US$	US$
Shareholders’ equity
Ordinary shares (No par value per share as of March 31, 2025; unlimited shares authorized; 48,237,472 issued and outstanding as of March 31, 2025; [•] shares with no par value issued and outstanding, as adjusted)

Additional paid-in capital
Retained earnings
Accumulated other comprehensive loss
Total shareholders’ equity
Total capitalization

(1)
The pro forma as-adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity, and total capitalization following the completion of this offering are subject to adjustment based on the actual public offering price and other terms of this offering determined at pricing.

Because there is no minimum offering amount required as a condition to closing this offering, we may sell fewer than all or none of the securities offered hereby.

DILUTION
If you invest in the securities being offered in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per share of our Ordinary Shares and our pro forma as-adjusted net tangible book value per Ordinary Share immediately after this offering. Dilution results from the fact that the public offering price per Ordinary Share is substantially in excess of the pro forma as-adjusted net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.
Our net tangible book value as of March 31, 2025, was $0.30 per Ordinary Share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities.
After giving effect to the issuance and sale of [•] Ordinary Shares offered in this offering at an assumed public offering price of $[•] per share, after deducting the placement agent commissions, the non-accountable expense allowance and the estimated offering expenses payable by us and assuming the sale of all of the Ordinary Shares we are offering, our pro forma as-adjusted net tangible book value as of March 31, 2025 would have been approximately $[•], or $[•] per outstanding Ordinary Share. This represents an immediate increase in pro forma net tangible book value of $[•] per ordinary share to the existing shareholders, and an immediate dilution in pro forma net tangible book value of $[•] per Ordinary Share to investors purchasing Ordinary Shares in this offering.
The following table illustrates such dilution:

Per Share Post-Offering(1)
Assumed public offering price per share	$
Net tangible book value per share as of March 31, 2025	$0.30
Pro forma net tangible book value per share as of March 31, 2025	$
Increase in pro forma net tangible book value per share attributable to this offering	$
Pro forma as-adjusted net tangible book value per share immediately after this offering	$
Dilution per share to new investors participating in this offering	$

(1)
Assumes net proceeds of $[•] from this offering of [•] Ordinary Shares at an assumed public offering price of $[•] per share, calculated as follows: $[•] gross offering proceeds, less placement agent commissions of $[•], the non-accountable expense allowance of $[•], and offering expenses of approximately $[•].

The number of our Ordinary Shares to be outstanding after this offering is based on [48,237,472] Ordinary Shares outstanding, excluding the number of Ordinary Shares issuable upon vesting of our outstanding restricted share units as of the date of this prospectus.
A $1.00 increase in the assumed public offering price of $[•] per share would increase our pro forma as-adjusted net tangible book value as of March 31, 2025 after this offering, assuming the sale of all of the Ordinary Shares we are offering, by approximately $[•] per Ordinary Share, and would increase dilution to new investors by approximately $[•] per Ordinary Share, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated placement agent commissions, the non-accountable expense allowance, and offering expenses payable by us.
A $1.00 decrease in the assumed public offering price of $[•] per share would decrease our pro forma as-adjusted net tangible book value as of March 31, 2025 after this offering, assuming the sale of all of the Ordinary Shares we are offering, by approximately $[•] per Ordinary Share, and would decrease dilution to new investors by approximately $[•] per Ordinary Share, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated placement agent commissions, the non-accountable expense allowance, and offering expenses payable by us.
The pro forma as-adjusted information as discussed above is illustrative only. Our pro forma net tangible book value following the completion of this offering is subject to adjustment based on the actual public offering price of our Ordinary Shares and other terms of this offering determined at the pricing.
Because there is no minimum offering amount required as a condition to closing this offering, we may sell fewer than all or any of the securities offered hereby.

CORPORATE HISTORY AND STRUCTURE
The Company was incorporated under the laws of the British Virgin Islands with limited liability on June 25, 2010 under the original name of “IAM Group Inc.”, which name was changed to “Waton Financial Limited” on July 5, 2023. The Company holds equity interests in its subsidiaries in Hong Kong, the Cayman Islands and the British Virgin Islands, and does not operate its business through VIE. As of the date of this prospectus, Waton Financial Limited does not have any subsidiaries incorporated in Mainland China. Investors are purchasing the securities of the Company, a British Virgin Islands holding company, and not in its subsidiaries. This corporate structure involves unique risks to investors. As a holding company, the Company may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders. The subsidiaries’ ability to pay dividends to the Company may be restricted by the debt the subsidiaries incur on their own behalf or the laws and regulations applicable to them. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Ordinary Shares — We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments may restrict our ability to finance our cash requirements, service debt or make dividend or other distributions to our shareholders” in our 2025 Annual Report.
Corporate Structure
The Company owns 100% of the issued shares of Waton Securities International Limited (“WSI”), a limited liability company incorporated in Hong Kong on April 28, 1989, 100% of the issued shares of Waton Technology International Limited (“WTI”), a limited liability company incorporated in Hong Kong on February 24, 2023, 100% of the issued shares of Waton Sponsor Limited (“WSL”), a BVI business company incorporated in the British Virgin Islands on September 7, 2023 and 100% of the issued shares of Descart Limited (“Descart”), a stock corporation incorporated in the State of Delaware on February 23, 2024.
Waton Securities International Limited owns 100% of the issued shares of Infast Asset Management Co., Limited (“IAM”), a limited liability company incorporated in Hong Kong on October 30, 2012, and 100% of the issued management shares of Waton Investment Global SPC (“WIG SPC”), an exempted segregated portfolio company incorporated in Cayman Islands on May 12, 2022.
Waton Sponsor Limited owns 100% of the issued shares of Love & Health Limited (“L&H”), an exempted company incorporated in Cayman Islands on October 3, 2023.
In the fiscal year ended March 31, 2023, we operated through our wholly owned subsidiary, WSI, to provide securities brokerage services and software licensing and related support services. Since September 2023, WTI has provided software licensing and related support services, in order to focus on the expertise of operations and service areas. In the fiscal year ended March 31, 2024, we operated through our wholly owned subsidiaries, WSI, to provide securities brokerage services and software licensing and related support services, and WTI, to provide software licensing and related support services. Furthermore, WSL, IAM, Descart, WIG SPC and L&H are incorporated for the purpose of expanding our service offerings in alignment with our long-term development plan. As of the date of this prospectus, the following subsidiaries have commenced their activities: (i) WSI, through WIG SPC, has set up five segregated portfolios under WIG SPC to develop WSI’s asset management business, among which, two segregated portfolios have been launched; and (ii) WSL has engaged in the formation and sponsorship of L&H, being a SPAC, as well as the proposed initial public offering of the securities of L&H. As of the date of this prospectus, IAM, Descart and L&H have minimal operations.
In order to explore business opportunities and expand the business of the Group, in February 2024, WSI, through equity method investment at the cost of RMB5,500,000 (equivalent to approximately US$770,000), acquired a 55% interest in LeFeng Hainan Private Equity Fund Management Limited (“LeFeng”), a limited liability company established in the PRC, which company is not our subsidiary. In view of the prolonged timeframe and uncertainty for LeFeng to complete the requisite regulatory filings and commence its intended business, on October 10, 2024, WSI and the sole director of LeFeng (the “Purchaser”) entered into a share transfer agreement, pursuant to which WSI agreed to sell and the Purchaser agreed to purchase the 55% equity interest in LeFeng for a consideration of HK$7,000,000 (equivalent to approximately US$900,000), (the “Divestment”). The Divestment will be completed upon the payment of the consideration. As of the date of this prospectus, the payment of the consideration has not been completed and is anticipated to occur by the end of 2025. The Divestment presents an opportunity for WSI to realize its investment and focus its resources on its current business.

In February 2025, WSI, through equity method investment at the cost of US$20,000, acquired a 40% interest in MW Technology Development Limited, a BVI business company, which is a joint venture established with MOG Digitech Holdings Limited (“MOG Digitech”) to collaboratively develop a trading desk for digital currency financial securities. MOG Digitech is an investment holding company whose shares are listed on the Main Board of the Hong Kong Stock Exchange (with stock code: 1942). MOG Digitech and its subsidiaries are principally engaged in digital payment solutions-related business, sales of optical products, and franchise and license management. As of the date of this prospectus, MW Technology does not have any material operation.
The following chart illustrates our corporate structure, including our subsidiaries, as of the date of this prospectus, without considering the effect of this offering. The percentages shown on the following chart represent percentages of equity ownership:

Zhou Kai
100%
WTF Holding Group Limited (BVI)
100%
100%
TRIUMPH TEAM ASSETS LIMITED (BVI)
WATON ESOP HOLDING LTD (BVI)
Other shareholders (<5%)
47.7%
9.4%
42.9%
WATON ESOP PLAN LTD (BVI)
James Beeland Rogers Jr.
WATON CORPORATION LIMITED (Cayman, 2020)
Dynamic Creations Limited
Cede & Co
1.43%
0.46%
84.95%
2.73%
10.43%
Waton Financial Limited (BVI, 2010)
100%
100%
100%
100%
Waton Technology International Limited (HK, 2023)
Waton Securities International Limited (HK, 1989)
Waton Sponsor Limited (BVI, 2023)
Descart Limited (Delaware, 2024)
100%
100%
100%
Infast Asset management Co., Limited (HK, 2012)
Waton Investment Global SPC (Cayman, 2022)
Love & Health Limited (Cayman, 2023)

Name	Background	Ownership	Principal activities
Waton Financial Limited	• A BVI company • Incorporated on June 25, 2010	—	Investment holding
Waton Securities International Limited	• A Hong Kong company • Incorporated on April 28, 1989	100% owned by Waton Financial Limited	Provision for securities brokerage services and software licensing and related support services
Waton Technology International Limited	• A Hong Kong company • Incorporated on February 24, 2023	100% owned by Waton Financial Limited	Provision for software licensing and related support services
Waton Sponsor Limited	• A BVI company • Incorporated on September 7, 2023	100% owned by Waton Financial Limited	Sponsor of a special purpose acquisition company
Descart Limited	• A Delaware stock corporation • Incorporated on February 23, 2024	100% owned by Waton Financial Limited	General holding

Name	Background	Ownership	Principal activities
Waton Investment Global SPC	• A Cayman Islands exempted segregated portfolio company • Incorporated on May 12, 2022	100% of the issued management shares owned by WSI	Investment fund
Infast Asset Management Co., Limited	• A Hong Kong company • Incorporated on October 30, 2012	100% owned by WSI	No substantial business
Love & Health Limited	• A Cayman Islands exempted company • Incorporated on October 3, 2023	100% owned by WSL	Blank cheque special acquisition company

Completion of the IPO
On April 2, 2025, the Company closed its initial public offering (“IPO”) of 4,375,000 Ordinary Shares and the sale of an additional 656,250 Ordinary Shares (the “Over-allotment”), pursuant to the full exercise of the over-allotment option granted to the underwriters in connection with the IPO. The offering price was $4.00 per share. The aggregate gross proceeds of the IPO and Over-allotment were $20,125,000 before deducting underwriting discounts and offering expenses. The Ordinary Shares of the Company were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “WTF” on April 1, 2025.
For further information on our corporate history and structure, please read “Item 4. Information on The Company — A. History and Development of the Company” in our 2025 Annual Report.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
For our management’s discussion and analysis of financial condition and results of operations for the years ended March 31, 2025, 2024 and 2023, please read “Item 5. Operating and Financial Review and Prospects” in our 2025 Annual Report, which is incorporated by reference into this prospectus.
BUSINESS
For a description of our business, please read “Item 4. Information on the Company — B. Business Overview” in our 2025 Annual Report, which is incorporated by reference into this prospectus. Except as otherwise set forth in this prospectus, there have been no material changes or developments to our business since the filing of our 2025 Annual Report.
Since the filing of our 2025 Annual Report, WSI launched Z Navigation Option Hedge Fund S.P., a segregated portfolio of WIG SPC. WSI has been appointed as the investment manager of Z Navigation Option Hedge Fund S.P., which entity is responsible for managing the investments Z Navigation Option Hedge Fund S.P. in pursuit of its investment objectives and in accordance with its investment strategies and restrictions. Details of Z Navigation Option Hedge Fund S.P., and the engagement of WSI as investment manager of Z Navigation Option Hedge Fund S.P. are set out below. In addition, WSI and WGI have been appointed as custodians to Z Navigation Option Hedge Fund S.P.

Name of segregated portfolio:	Z Navigation Option Hedge Fund S.P.

Investment manager:	WSI. WIG SPC expects to appoint a co-manager of Z Navigation Option Hedge Fund S.P. by [the end of 2025].

Investment objective and investment strategy:	To achieve moderate growth and to generate long term growth with relatively steady experience.

Z Navigation Option Hedge Fund S.P. intends to invest most of the portfolio’s assets mainly in option arbitrage, option volatility trading, based upon OTC option market-marker. The main investment scope include the following: China A-share stocks, A-share OTC stocks options, Hong Kong stocks, Hong Kong OTC stock options, American stocks, American OTC stock options, Chinese domestic future market instruments, Chinese ETF, Chinese option market instruments; Hong Kong future market instruments, Hong Kong ETF, Hong Kong option market instruments, American future market instruments, American ETF, American option market instruments.

Target investors:	Investors who are professional investors (within the meaning of the HKSFO, including professional investors as defined by the Securities and Futures (Professional Investor) Rules)

Capital contributions:	As of the date of this prospectus, the total subscriptions received by Z Navigation Option Hedge Fund S.P. amounted to US$[4] million.

Investors:	As of the date of this prospectus, Z Navigation Option Hedge Fund S.P. has [3] investors.

Fees payable to WSI as investment manager:
•
Management fee: 1.5% per annum of the net asset value of Class V shares (common class) and Class VI shares (junior class) of Z Navigation Option Hedge Fund S.P. No management fee in respect of Class IV shares (senior class) will be charged;

•
Performance fee: equal to the relevant percentage of the realized and unrealized appreciation in the net asset value in respect of each series of Class V shares and Class VI shares during a calculation period above the current peak net asset value per the relevant series of the relevant class of shares. WSI is entitled to waive the performance fee at its discretion. No performance fee in respect of Class IV shares (senior class) will be charged; and

•
Subscription fee: 0.5% of the subscription amount of portfolio shares of Z Navigation Option Hedge Fund S.P. subscribed. The directors of WIG SPC may waive the subscription fee at their discretion.

Fees payable to WSI as custodian:	• Nil. Custodian fees will not exceed commercial rates.

REGULATIONS
For major regulations that impact our business, please read “Item 4. Information on the Company — B. Business Overview — Regulations” in our 2025 Annual Report, which is incorporated by reference into this prospectus.
MANAGEMENT
For a description of our management, please read “Item 6. Directors, Senior Management and Employees” in our 2025 Annual Report, which is incorporated by reference into this prospectus. There have been no material changes or developments to our management since the filing of our 2025 Annual Report, except as otherwise set forth in this prospectus.

PRINCIPAL SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Ordinary Shares offered in this offering for:
•	each of our directors, director appointees and executive officers; and
•	each person known to us to own beneficially 5% or more of our Ordinary Shares.
Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on [48,237,472] Ordinary Shares outstanding, excluding the number of Ordinary Shares issuable upon vesting of our outstanding restricted share units, as of the date of this prospectus.
The percentage of Ordinary Shares beneficially owned after the offering is based on [•] Ordinary Shares assumed to be outstanding after the closing of this offering, after giving effect to the sale of all Ordinary Shares offered hereby, assuming the number of Ordinary Shares offered by us, as set forth on the cover of this prospectus, remains the same. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering
	Number of Ordinary Shares	% of beneficial ownership and voting power	Number of Ordinary Shares	% of beneficial ownership and voting power
Directors, Director Appointees and Executive Officers(1):
ZHOU Kai(2)	40,980,000	84.95%
CHU Chun On Franco(3)	—	—
James Beeland Rogers Jr.(4)	220,746(7)	0.46%
WEN Huaxin(5)	688,458(8)	1.45%
FUNG Chi Kin(6)	—	—
DU Haibo(6)	—	—
JIANG Wen(6)	—	—
All directors, director appointees and executive officers as a group (seven persons)	41,889,204	86.86%
Principal Shareholders:
WATON CORPORATION LIMITED(2)	40,980,000	84.95%
TRIUMPH TEAM ASSETS LIMITED(2)	40,980,000	84.95%
WATON ESOP HOLDINGS LTD(2)	40,980,000	84.95%
TZed Holding Group Ltd.(2)	40,980,000	84.95%

(1)	The business address of our directors and executive officers is Suites 3605-06, 36th Floor, Tower 6, The Gateway, Harbour City, Tsim Sha Tsui, Kowloon in Hong Kong.
(2)
These shares are held by WATON CORPORATION LIMITED (“Waton Corporation”), an exempted company incorporated in the Cayman Islands, of which approximately 47.70% are held by TRIUMPH TEAM ASSETS LIMITED (“Triumph Team Assets”) and approximately 9.40% are held by WATON ESOP HOLDINGS LTD (“Waton ESOP Holdings”). Each of Triumph Team Assets and Waton ESOP Holdings is 100% owned by TZed Holding Group Ltd. (“TZed Holding”). Our Chairman of the Board of Directors, and Chief Technology Officer, Mr. Zhou Kai, is the sole director of Waton Corporation and 100% owner of each of Triumph Team Assets, Waton ESOP Holdings and

TZed Holding. Mr. Zhou Kai holds the voting powers (and dispositive powers) over the Ordinary Shares held by Waton Corporation. The registered address of Waton Corporation is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. The registered address of each of Triumph Team Assets and Waton Esop Holdings is Harneys Corporate Services Limited, Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of TZed Holding is Start Chambers, Wickhams Cayt II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(3)	Director and Chief Executive Officer.
(4)	Director and Senior Advisor.
(5)	Chief Financial Officer.
(6)	Independent Director.
(7)	Represents 220,746 Ordinary Shares issued upon the vesting and exercise of the restricted share units granted under the Company’s 2024 Global Equity Incentive Plan.
(8)
Represents 688,458 Ordinary Shares issued upon the vesting and exercise of the restricted share units granted under the Company’s 2024 Global Equity Incentive Plan, which will be held under the 2024 Global Equity Incentive Plan Trust during the mandatory two-year lock-up period. As of the date of this prospectus, Mr. Wen Huaxin has completed the share transfer of 688,458 Ordinary Shares to WATON ESOP PLAN LTD. Mr. Wen Huaxin retains rights to vote, receive notices of meetings or rights to dividends or other distributions in respect of the Ordinary Shares during the mandatory lock-up period, and is the beneficial owner of the Ordinary Shares pursuant to Rule 13d-3 under the Exchange Act. See “Item 6. Directors, Senior Management And Employees — B. Compensation — Share Incentive Plan” in our 2025 Annual Report for details.

Other than as disclosed in this prospectus and “Item 6. Directors, Senior Management and Employees—E. Share Ownership” in our 2025 Annual Report, there are not any significant changes in the percentage ownership held by any major shareholders during the past three years.
None of the Company’s major shareholders will have any different or special voting rights with respect to their Ordinary Shares.
As of the date of this prospectus, 100% of our issued and outstanding Ordinary Shares are held in the United States by one record holder, Cede and Company, as nominee for beneficial shareholders.
To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government, or by any other natural or legal person(s) severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

RELATED PARTY TRANSACTIONS
Employment Agreements
See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements” in our 2025 Annual Report.
Material Transactions with Related Parties
The table below sets forth major related parties of us and their relationships with us.

Names of related parties	Relationship
Zhou Kai	Principal shareholder, chief technology officer, chairman of the board

Shenzhen Jinhui Technology Co., Ltd. (“Shenzhen Jinhui”)	A company controlled by Zhou Kai

Wealth Guardian Investment Limited (“WGI”)
The Company is able to exercise significant influence over WGI because two individuals, who are the senior management of WGI, are the shareholders of the Company holding more than or approximately 10% aggregate equity interests.

Waton Trust Limited	An entity Zhou Kai acted as a director

ST MA Ltd	The Company’s shareholder, ST MA Ltd, ceased to be a shareholder in June 2023.

WIG SPC
A wholly-owned subsidiary of the Company incorporated in Cayman Islands, holding investment segregated portfolios (each of which is referred to as “SP”, collectively “SPs”). The SPs are each formed for the purpose of investing in securities and are owned by different investors. Effective December 2024, WSI serves as the investment manager of the WIG SPC series SPs. During the year ended March 31, 2025, there was no management income incurred.

Transaction with WIG SPC
[In August 2025, WSI applied to subscribe for and purchase Class VI shares (junior class) in WIG SPC attributable to Z Navigation Option Hedge Fund S.P. in the amount of $1.0 million.]

Transactions with WGI
We conduct material transactions with WGI through WSI and/or WTI, which entities are services providers for WGI. These transactions are as follows:

	As of March 31,
	2025	2024	2023
	US$	US$	US$
Receivables – clients – unsettled trade	1,549,709	11,043,210	5,538,025
Receivables – clients – margin loan (net)(i)(ii)	3,276,678	1,873,556	—
Receivables – software licensing and related support services	600,000	1,197,352	—
Receivables – Total(iii)	5,426,387	14,114,118	5,538,025
Contract assets – related party	1,200,000	—	—
Payables – brokerage services	1,417,153	13,867,823	7,101,004
Payables – Broker-dealer	75,136	163,635	—
Payables – Total	1,492,289	14,031,458	7,101,004

(i)	WSI extended a credit line of $6.2 million to WGI for margin transactions during the year ended March 31, 2025.
(ii)	As of March 31, 2025, 2024 and 2023, the amounts consisted of margin loan receivables of $3.5 million, $3.6 million and nil, net of client payables of $0.2 million, $1.7 million and nil, respectively.
(iii)
As of March 31, 2025, 2024 and 2023, receivables from this customer, including margin loan receivables, have been either fully collateralized by the client-owned securities held in the customer’s account or fully collected.

	For the years ended
	2025	2024	2023
	US$	US$	US$
Revenues – brokerage commission and handling charge income	2,539,260	1,757,731	1,707,334
Revenues – interest income	1,040,634	1,016,179	181,550
Revenues – software licensing and related support services	1,200,000	1,197,551	2,786,105
Total	4,779,894	3,971,461	4,674,989

Due from ST MA Ltd
In April 2023, the Company made a loan in the amount of US$447,000 (approximately HK$3.5 million) to ST MA LTD, a related party as of that time. The loan is unsecured during the period from April 2023 to October 2024, and subsequently is collateralized by securities held in the account of ST MA LTD, bears no interest and is due on demand. ST MA LTD ceased to be a related party in June 2023, because ST MA LTD ceased to be a shareholder of the Company. The amount due from ST MA Ltd was recorded in prepaid expenses and other current assets as of March 31, 2024 and 2025, respectively.
Due to related parties

	As of March 31,	As of March 31,
	2025	2024	2023
	US$	US$	US$
Zhou Kai(i)	31,682	1,830,092	5,276,423
Shenzhen Jinhui(ii)	1,766,092	772,040	611,566
Due to related parties	1,797,774	2,602,132	5,887,989

(i)
The balance represents borrowings from Zhou Kai for the Company’s daily operational purposes. The borrowings are interest-free, unsecured and due on demand. During the years ended March 31, 2025, 2024 and 2023, the Company borrowed from Zhou Kai $0.03 million, $1.8 million and $5.3 million, respectively. During the year ended March 31, 2024, the Company disposed certain portion of its other investment to Zhou Kai at a consideration of approximately $2.0 million and the amount was settled with payable with Zhou Kai.

(ii)
The balance represents unpaid service fees to Shenzhen Jinhui, a service provider and sub-contractor of the Company’s project management services. Based on the services agreement, Shenzhen Jinhui charges the Company certain percents of markup above its costs relating to service provided to the Company. During the years ended March 31, 2025, 2024 and 2023, the Company purchased outsourcing and related support services of approximately $1.0 million, $0.7 million and $0.6 million, respectively, from Shenzhen Jinhui which were recorded as software licensing and related support outsourcing costs.

DESCRIPTION OF SHARE CAPITAL
We were incorporated as a BVI business company under the BVI Companies Act, as amended, in the BVI on June 25, 2010. We are authorized to issue an unlimited number of Ordinary Shares of no par value. The following are summaries of the material provisions of our Memorandum and Articles of Association; copies of these documents are filed as exhibits to the registration statement of which this prospectus forms a part.
Ordinary Shares
All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Certificates (if any) evidencing the shares are issued in registered form. There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed. Under the BVI Companies Act, the Ordinary Shares are deemed to be issued when the name of the shareholder is entered in our register of members. If (a) information that is required to be entered in the register of members is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the British Virgin Islands Courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct the company to pay all costs of the application and any damages the applicant may have sustained.
We are authorized to issue an unlimited number of Ordinary Shares of with no par value. Subject to the provisions of the BVI Companies Act and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to Ordinary Shares. No share may be issued at a discount except in accordance with the provisions of the BVI Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.
Upon completion of this offering, there will be [•] Ordinary Shares issued and outstanding assuming the sale of all the Ordinary Shares being offered in this offering. Ordinary Shares sold in this offering will be delivered against payment upon the closing of the offering in New York, New York, on or about [•], 2025.
For further information on our share capital and the material provisions of our memorandum and articles of association, please read “Description of Securities” that is attached as Exhibit 2.2 to our 2025 Annual Report, which is incorporated by reference into this prospectus.
History of Share Capital
We were incorporated in the British Virgin Islands on June 25, 2010 and we were authorized to issue an unlimited number of ordinary shares with a par value of US$1.00 each at the time of incorporation. We issued 2,830,000 ordinary shares to certain founding shareholder. On April 21, 2022, such shares were acquired by Waton Corporation Limited through multiple transfers. On December 14, 2022, we issued 10,000,000 ordinary shares to Waton Corporation Limited for a consideration of HK$86,917,209.76.
On September 5, 2023, the Company repurchased 4,000,000 ordinary shares held by Waton Corporation Limited for a consideration of US$4,000,000.00. The total number of ordinary shares held by Waton Corporation Limited as of such date was 8,830,000 of par value of US$1.00 each.
On October 12, 2023, our board of directors approved the following:
(i)	Issuance of 1 ordinary share in the Company to Waton Corporation Limited, after which, there were 8,830,001 ordinary shares of par value of US$1.00 each held by Waton Corporation Limited;
(ii)
Repurchase of 8,830,000 ordinary shares of par value of US$1.00 each held by Waton Corporation Limited for a consideration of US$8,830,000.00, after which, there was 1 ordinary share of par value of US$1.00 each held by Waton Corporation Limited;

(iii)
Issuance of 8,830 ordinary shares in the Company to Waton Corporation Limited for a consideration of US$8,830,000.00, after which, there were 8,831 ordinary shares of par value of US$1.00 each held by Waton Corporation Limited;

(iv)
Repurchase of 1 ordinary share of par value of US$1.00 each held by Waton Corporation Limited for a consideration of US$1.00, after which, there were 8,830 ordinary shares of par value of US$1.00 each held by Waton Corporation Limited;

(v)	Subdivision of each of the issued and unissued shares of par value of US$1.00 each in the Company into 1000 ordinary shares of par value of US$ 0.001 per share.
On March 22, 2024, the Company further repurchased 2,000,000 ordinary shares held by Waton Corporation Limited for a consideration of US$2,000,000.00. The total number of ordinary shares held by Waton Corporation Limited as of such date was 6,830,000 of par value of US$ 0.001 each.
On November 8, 2024 the Company entered into a share subscription agreement with Dynamic Creations Limited (“Dynamic Creations”), being the investor, Waton Corporation Limited, being the holding company of the Company, and Zhou Kai, pursuant to which the Company agreed to issue to Dynamic Creations, subject to satisfaction of certain customary closing conditions, a total of 219,503 Ordinary Shares (1,317,018 Ordinary Shares, as adjusted retroactively to give effect to the share subdivision of the Company, which was initially approved on March 31, 2025) at the issuance price of US$23.43 per share (US$3.91 per share, as adjusted retroactively to give effect to the share subdivision of the Company, which was initially approved on March 31, 2025) for an aggregate cash consideration of HK$ 40,000,000 (equivalent to US$5,142,975, calculated using the HKD/USD conversion rate of 7.7776:1). The share issuance was consummated on November 19, 2024.
On November 18, 2024, upon the vesting and exercise of the restricted share units granted under the Company’s 2024 Global Equity Incentive Plan, 114,743 Ordinary Shares (668,458 Ordinary Shares, as adjusted retroactively to give effect to the share subdivision of the Company, which was initially approved on March 31, 2025) at the issuance price of US$ 0.001 per share for a consideration of US$114.74 and 36,791 Ordinary Shares (220,746 Ordinary Shares, as adjusted retroactively to give effect to the share subdivision of the Company, which was initially approved on March 31, 2025) at the issuance price of US$ 0.001 per share for a consideration of US$36.79, were issued to Mr. Wen Huaxin and Mr. James Beeland Rogers, respectively. As of the date of this prospectus, Mr. Wen has completed the share transfer of 688,458 Ordinary Shares to WATON ESOP PLAN LTD. See “Management — Share Incentive Plan” and “Description of Share Capital — Shareholders Agreement” for details.
On December 31, 2024, the directors and shareholders of the Company passed resolutions to approve the followings:
(i)
Amendments of the memorandum and articles of association to change the authorized share capital of the Company from “unlimited number of shares of a single class each with a par value of US$0.001” to “unlimited number of shares of a single class each with no par value”;

(ii)
Redemption of all 7,201,037 ordinary shares in issue in the Company from each of the shareholders of the Company as of that date in exchange for the relevant portion of the new ordinary shares of no par value;

(iii)
Issuance of in aggregate new 7,201,037 ordinary shares of no par value in the Company to each of the shareholders of the Company as of that date for a consideration equal to the redemption proceeds due to the shareholders of the Company in respect of the redemption shares (being in aggregate US$7,201.5);

(iv)	Subdivision of all the issued ordinary shares in the capital of the Company at a ratio of a six-for-one.
The relevant share subdivision registry was completed on January 7, 2025.
As a result of the above changes and as of the date of this prospectus, there are a total of 43,206,222 Ordinary Shares of no par value, with 40,980,000 Ordinary Shares held by Waton Corporation Limited, 1,317,018 Ordinary Shares held by Dynamic Creations Limited, 688,458 Ordinary Shares beneficially owned by Mr. Wen Huaxin, and 220,746 Ordinary Shares held by Mr. James Beeland Rogers Jr.
Pre-IPO Shareholders Agreement
We entered into a shareholders agreement on January 3, 2025 with our shareholders prior the completion of our IPO.
Pursuant to such shareholders agreement, our pre-IPO shareholders are subject to certain general restrictions on disposal and issue of Ordinary Shares, including among others, general restriction on security interests where our shareholder may not grant any security interest in or lien upon our securities without first obtaining our board approval.

Our shareholders holding Ordinary Shares immediately prior to our IPO (the “Restricted Shares”) are also subject to a mandatory lock-up period that will expire two years from the date of our IPO. No disposal to third parties of Restricted Shares is allowed until the end of the lock-up period.
The shareholders agreement provides for certain shareholders’ rights, including, among others, pre-emptive rights on issue of securities, pre-emptive rights on disposal and drag along rights, and contains provisions governing our board of directors and other corporate governance matters.
Save for the mandatory lock-up period for the Restricted Shares, the general restrictions on disposal and issue of Ordinary Shares, and shareholders’ rights terminated upon the closing of our IPO.
Termination of the Right of First Refusal Granted in Our IPO
In connection our IPO, we granted the representative of the underwriters in our IPO, CATHAY SECURITIES, INC. (“Cathay”) (or any affiliate designated by Cathay) in the underwriting agreement entered into between the Company and Cathay(the “Underwriting Agreement”), the right to act as the lead managing underwriter, placement agent, exclusive financial advisor or in any other similar capacity, for each and every future public offering for capital raising purposes registered with the SEC, or private financing, including all equity linked financings of the Company, or any successor to the Company for the period beginning on the closing of the IPO and ending 12 months after the closing of the IPO. Such right of first refusal has been terminated by mutual agreement between the Company and Cathay.
Termination of Company Standstill in Connection with Our IPO
In connection our IPO, we agreed in the Underwriting Agreement that each of our Company and our successors will not, for a period of six (6) months from the closing of the IPO, (a) offer, sell, issue, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company; (b) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company (the “Company Standstill”). The Company Standstill has been terminated by mutual agreement between the Company and Cathay.

SHARES ELIGIBLE FOR FUTURE SALE
Rule 144
In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) and have beneficially owned our restricted securities for at least six months may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:
•
1% of the then outstanding ordinary shares of the same class, which will equal approximately [•] Ordinary Shares immediately after this offering, assuming the sales of all of the Ordinary Shares we are offering; and

•
the average weekly trading volume of our ordinary shares of the same class on the Nasdaq Capital Market during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.
Rule 701
Beginning 90 days after we became a reporting company, persons other than affiliates who purchased ordinary shares under a written compensatory plan or other written agreement executed prior to the completion of our IPO may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.
Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires, if any.
Regulation S
Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.
Lock-Up Agreements
See “Plan of Distribution — Lock-Up Agreements.”

PLAN OF DISTRIBUTION
Pursuant to a placement agency agreement, dated [•], 2025 (the “Placement Agency Agreement”), we have engaged FT Global Capital, Inc. to act as our exclusive placement agent in connection with this offering. The placement agent is not purchasing or selling any of our securities, nor is it required to arrange for the purchase and sale of any specific number or dollar amount of such securities, other than to use their “reasonable best efforts,” to arrange for the sale of such securities by us. The terms of this offering are subject to market conditions and negotiations between us, the placement agent, and prospective investors. The Placement Agency Agreement does not give rise to any commitment by the placement agent to purchase any of our securities, and the placement agent will have no authority to bind us by virtue of the Placement Agency Agreement. Further, the placement agent does not guarantee that it will be able to raise new capital in any prospective offering. The placement agent may engage sub-agents or selected dealers to assist with this offering.
We will enter into a securities purchase agreement (the “Securities Purchase Agreement”) directly with each investor in connection with this offering and we may not sell the entire amount, or any amount, of securities offered pursuant to this prospectus. The form of the Securities Purchase Agreement is included as an exhibit to the registration statement of which this prospectus forms a part. We have agreed to indemnify the investors against certain losses resulting from our breach of any of our representations, warranties, or covenants under agreements with the purchasers as well as under certain other circumstances described in the Securities Purchase Agreement.
We will deliver to the investors the Ordinary Shares upon closing and receipt of investor funds for the purchase of the securities offered pursuant to this prospectus. We intend to complete one closing of this offering, but may undertake one or more additional closings for the sale of additional securities to the investors in the initial closing. We expect to hold an initial closing on [•], 2025, but the offering will be terminated by [•], 2025, provided that the closing(s) of the offering for all of the securities have not occurred by such date, and may be extended by written agreement of the Company and the placement agent. Any extensions or material changes to the terms of the offering will be contained in an amendment to this prospectus. We expect initial delivery of up to [•] Ordinary Shares offered pursuant to this prospectus against payment in U.S. dollars will be made on or about [•], 2025.
Commissions and Expenses
The following table shows the total placement agent’s commissions we will pay in connection with the sale of the securities in this offering, assuming the purchase of all of the securities we are offering.

	Per Share	Total (assuming maximum offering)
Public offering price	$	$
Placement agent commissions	$	$
Proceeds, before expenses, to us	$	$

We have agreed to pay to the placement agent commissions equal to 7.0% of the aggregate gross proceeds raised in this offering. We have also agreed to reimburse the placement agent for its non-accountable expenses up to $45,000, and for its legal expenses up to $65,000.
We estimate the total expenses payable by us for this offering to be approximately $[•], which amount includes (i) a placement agent’s commissions of $[•], assuming the purchase of all of the securities we are offering; (ii) the placement agent’s non-accountable expense allowance in the amount of $[•] in connection with this offering; and (iii) legal expenses of approximately $[•] associated with the offering of our securities.
Lock-Up Agreements
Our directors, executive officers, and beneficial owners of 5% or more of our outstanding Ordinary Shares will enter into lock-up agreements. Under these agreements, these parties have agreed, subject to specified exceptions, not to offer, sell, contract to sell, hypothecate, pledge, or otherwise dispose of any Ordinary Shares or securities convertible into, or exchangeable or exercisable for, our Ordinary Shares for a period of [•] days after the date of this prospectus without the prior consent of the placement agent.
Notwithstanding these limitations, our securities may be transferred under limited circumstances, including by gift, will, or intestate succession.

Tail Financing
The placement agent shall be entitled to a cash fee equal to 7.0% of the gross proceeds received by the Company from the sale of any public or private offering or other financing or capital-raising transaction of any kind (each, a “Tail Financing”) to the extent that such financing or capital is provided to the Company by parties contacted by the placement agent directly and indirectly, and such Tail Financing is consummated within 12 months after the expiration or termination of the Placement Agency Agreement.
Securities Issuance Standstill
In addition, we have agreed that for a period of sixty (60) days from the closing of this offering, subject to certain exemptions, we will not (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any capital shares of the Company or any securities convertible into or exercisable or exchangeable for capital shares of the Company; or (b) file or caused to be filed any registration statement with the SEC relating to the offering of any capital shares of the Company or any securities convertible into or exercisable or exchangeable for capital shares of the Company.
Listing
Our Ordinary Shares began trading on the Nasdaq Capital Market under the ticker symbol “WTF” on April 1, 2025.
Regulation
The placement agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act and any fees received by it and any profit realized on the sale of the securities by it while acting as principal might be deemed to be underwriting commissions under the Securities Act. The placement agent will be required to comply with the requirements of the Securities Act and the Exchange Act including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of the securities by the placement agent. Under these rules and regulations, the placement agent may not (i) engage in any stabilization activity in connection with our securities; and (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until they have completed their participation in the distribution.
Other Relationships
From time to time, the placement agent may provide, various advisory, investment, and commercial banking and other services to us in the ordinary course of business, for which it may receive customary fees and commissions. However, except as disclosed in this prospectus, we have no present arrangements with the placement agent for any services.
We have agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the placement agent may be required to make for these liabilities.
Selling Restrictions
No action may be taken in any jurisdiction other than the United States that would permit a public offering of the Securities or the possession, circulation, or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, our securities may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with our securities may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules, and regulations of any such country or jurisdiction.

EXPENSES RELATING TO THIS OFFERING
Set forth below is an itemization of the total expenses, other than the underwriting discounts and non-accountable expense allowance, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, all amounts are estimates.

SEC Registration Fee
FINRA Filing Fee
Nasdaq Listing Fee
Legal Fees and Expenses
Accounting Fees and Expenses
Printing and Engraving Expenses
Miscellaneous Expenses
Total Expenses

We will pay all of our expenses of this offering.

LEGAL MATTERS
Certain legal matters as to United States federal securities and New York State law in connection with this offering will be passed upon for us by Hunter Taubman Fischer & Li LLC. The validity of the Ordinary Shares offered in this offering and certain other legal matters as to British Virgin Islands law will be passed upon for us by Carey Olsen Singapore LLP, our counsel as to British Virgin Islands law. Certain legal matters as to Cayman Islands law will be passed upon for us by Carey Olsen Singapore LLP. Certain legal matters as to PRC law will be passed upon for us by Global Law Office. Certain legal matters as to Hong Kong law will be passed upon for us by Han Kun Law Offices LLP. ArentFox Schiff LLP is acting as U.S. counsel for the underwriters in connection with this offering.
EXPERTS
The consolidated financial statements of Waton Financial Limited as of March 31, 2025 and 2024 and for each of the years in the three-year period ended March 31, 2025 incorporated by reference in this prospectus have been audited by UHY LLP, an independent registered public accounting firm, as set forth in their report appearing therein, which contain a paragraph of “Emphasis of Matter” relating to the Company’s significant transactions with related parties, and are included in reliance upon such report, given on the authority of said firm as experts in auditing and accounting. The office of UHY LLP is headquartered in Michigan, the United States.
CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
On April 10, 2024, the board of directors received notice of the resignation of MaloneBailey, LLP from its role as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements for the fiscal years ended March 31, 2022 and 2023. The board of directors did not take part in MaloneBailey, LLP’s decision to resign. On May 23, 2024, the board of directors approved the engagement of UHY LLP as the Company’s independent registered public accounting firm to audit the consolidated financial statements of the Company for the fiscal years ended March 31, 2023 and 2024.
The MaloneBailey, LLP’s reports on our consolidated financial statements for the fiscal years ended March 31, 2022 and 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.
Furthermore, during the Company’s fiscal years ended March 31, 2023 and 2024, there were (i) no disagreements with MaloneBailey, LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures that, if not resolved to MaloneBailey, LLP’s satisfaction, would have caused MaloneBailey, LLP to make reference to the subject matter of the disagreement in connection with its reports and (ii) no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K, except for the material weaknesses related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements to design, implement and operate key controls over financial reporting process in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.
The Company engaged UHY LLP as its new independent registered public accounting firm. During the Company’s fiscal years ended March 31, 2023 and 2024, neither the Company nor anyone on its behalf consulted UHY LLP regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the consolidated financial statements of the Company, in connection with which neither a written report nor oral advice was provided to the Company that UHY LLP concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement as defined in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.
We have provided MaloneBailey, LLP with a copy of the disclosures made by us in response to Item 304(a) of Regulation S-K under the Exchange Act, and have requested that MaloneBailey, LLP furnish us with a letter addressed to the SEC stating whether it agrees with the statements made by the registrant in response to this Item 304(a) of Regulation S-K under the Exchange Act and, if not, stating the respects in which it does not agree. A letter from MaloneBailey, LLP is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to the securities to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and the securities.
We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. All information filed with the SEC can be inspected over the Internet at the SEC’s website at www.sec.gov.
MATERIAL CHANGES
Except as otherwise described in the 2025 Annual Report, in our reports of foreign private issuer on Form 6-K filed or submitted under the Exchange Act and incorporated by reference herein, and as disclosed in this prospectus or the applicable prospectus supplement, no reportable material changes have occurred since March 31, 2025.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
We are allowed to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference in this prospectus our 2025 Annual Report filed with the SEC on July 24, 2025 and our Report on Form 6-K filed on August 13, 2025 and [•].
The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.
As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.
We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of these filings, at no cost, upon written or oral request to us at the following address:
Waton Financial Limited
Address: Suites 3605-06, 36th Floor
Tower 6, The Gateway
Harbour City, Tsim Sha Tsui
Kowloon, Hong Kong
Tel: 852 28531838
Attention: Investor Relations team
Email: ir@waton.com
You also may access the incorporated reports and other documents referenced above on our website at ir.ftzy.com.cn. The information contained on, or that can be accessed through, our website is not part of this prospectus.
You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, or such earlier date, that is indicated in this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

Waton Financial Limited
Up to [•] Ordinary Shares
Prospectus

Placement Agent

[•], 2025

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Our memorandum and articles of association currently in effect provide that, subject to certain limitations, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:
•
is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

•	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.
These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the memorandum and articles of association, as amended, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the company or that the person had reasonable cause to believe that his conduct was unlawful.
We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by any such person in connection with claims made by reason of their being a director or officer of our Company. We have purchased the directors’ and officers’ liability insurance for the Company’s directors and officers.
ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.
During the past three years, our Company has issued securities to certain founding shareholder which were not registered under the Securities Act. We believe that each of the issuances was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities. For the history of our share issuances and significant changes in the ownership of our Ordinary Shares, see “Description of Share Capital—History of Share Capital” and “Principal Shareholders.”
ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a) Exhibits
EXHIBIT INDEX

Description
1.1*	Form of Placement Agency Agreement
3.1
Third Amended and Restated Memorandum and Articles of Association of the Company, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-283424), as amended, initially filed with the Securities and Exchange Commission on November 22, 2024)

4.1
Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-283424), as amended, initially filed with the Securities and Exchange Commission on November 22, 2024)

4.2
Pre-IPO Shareholders Agreement between the Registrant and other parties thereto dated January 3, 2025 (incorporated herein by reference to Exhibit 4.2 to the Registration Statement on Form F-1 (File No. 333-283424), as amended, initially filed with the Securities and Exchange Commission on November 22, 2024)

Description
5.1*	Opinion of Carey Olsen Singapore LLP regarding the validity of the Ordinary Shares
10.1
Form of Employment Agreement between the Company and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.1 the Registration Statement on Form F-1 (File No. 333-283424), as amended, initially filed with the Securities and Exchange Commission on November 22, 2024)

10.2
Form of Indemnification Agreement between the Company and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-283424), as amended, initially filed with the Securities and Exchange Commission on November 22, 2024)

10.3*	Form of Securities Purchase Agreement
16.1
Letter from MaloneBailey, LLP regarding change in registrant’s certifying accountant (incorporated herein by reference to Exhibit 16.1 to the Registration Statement on Form F-1 (File No. 333-283424), as amended, initially filed with the Securities and Exchange Commission on November 22, 2024)

21.1*	Subsidiaries
23.1*	Consent of UHY LLP
23.4*	Consent of Carey Olsen Singapore LLP (included in Exhibit 5.1)
23.5*	Consent of Global Law Office
23.6*	Consent of Han Kun Law Offices LLP
24.1	Powers of Attorney (included on signature page)
99.1
Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 14.1 to the Registration Statement on Form F-1 (File No. 333-283424), as amended, initially filed with the Securities and Exchange Commission on November 22, 2024)

107*	Filing Fee Table

*	To be filed by amendment
(b) Financial Statement Schedules
Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.
ITEM 9.	UNDERTAKINGS.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(a)	The undersigned registrant hereby undertakes that:
(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)
that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offerings.
(4)
to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act (15 U.S.C. 77j(a)(3)) need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)	that, for the purpose of determining liability under the Securities Act to any purchaser:
(i)	if the issuer is relying on Rule 430B:
(A)
each prospectus filed by the undersigned issuer pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)
each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offerings described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)
if the issuer is relying on Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(6)
that, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offerings required to be filed pursuant to Rule 424;
(ii)	any free writing prospectus relating to the offerings prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;
(iii)
the portion of any other free writing prospectus relating to the offerings containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	any other communication that is an offer in the offerings made by the undersigned Registrant to the purchaser.
(b)	The undersigned Registrant hereby undertakes that:
(1)
for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on [•], 2025.

Waton Financial Limited

By:
WEN Huaxin
Chief Financial Officer
(Principal Accounting and Financial Officer)

Powers of Attorney
Each person whose signature appears below constitutes and appoints each of WEN Huaxin and ZHOU Kai as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations, and requirements of the U.S. Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of securities of the registrant, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the U.S. Securities and Exchange Commission with respect to such securities, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Technology Officer and Chairman of the Board of Directors (Principal Executive Officer)	[•], 2025
Name: ZHOU Kai

	Chief Financial Officer (Principal Accounting and Financial Officer)	[•], 2025
Name: WEN Huaxin

	Chief Executive Officer and Director	[•], 2025
Name: CHU Chun On Franco

	Independent Director	[•], 2025
Name: FUNG Chi Kin

	Independent Director	[•], 2025
Name: DU Haibo

	Independent Director	[•], 2025
Name: JIANG Wen

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America of Waton Financial Limited, has signed this registration statement or amendment thereto in New York, NY on [•], 2025.

Cogency Global Inc.
Authorized U.S. Representative

By:
Name: Colleen A. De Vries
Title: Senior Vice President on behalf of Cogency Global Inc.